UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

First Quarter Results 2021

Azul generates adjusted EBITDA of R$ 129.7 million;
second consecutive quarter of positive EBITDA

São Paulo, May 6th, 2021 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the first quarter of 2021 (“1Q21”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪  In the first quarter, adjusted EBITDA totaled R$129.7 million, with a margin of 7.1%, the second consecutive quarter of positive EBITDA.

[1] Operating revenue was adjusted for non-recurring items related to the COVID-19 pandemic totaling R$49.1 million in 4Q20.

² Operating expenses were adjusted for non-recurring items totaling R$31.8 million in 1Q21, R$14.8 million in 1Q20 and R$94.1 million in 4Q20. For more information, see page 10.

▪	Domestic ASKs increased 8.9% compared to 1Q19 and 15.7% compared to 4Q20. The connectivity of Azul’s network, combined with our fleet flexibility and strong demand in our markets allowed us to recover more than 100% of our domestic capacity compared to the same period in 2019, one of the very few airlines in the world to do so.

▪	Operating revenues totaled R$1.8 billion for the first quarter of the year, up 2.4% compared to 4Q20.

▪	Azul Cargo recorded 62.8% growth in net revenue compared to the same period last year, driven by our unique network and our vast array of logistics solutions.

▪	Operating expenses decreased 22.4% or R$589.2 million year over year, mainly driven by lower capacity-related expenses and by cost reduction initiatives implemented since last year to make Azul a more efficient airline post-crisis.

▪	CASK in 1Q21 reached 28.5 cents, 4.7% lower quarter over quarter. Controlling for fuel and foreign exchange, CASK reduced 10.2%, demonstrating the operational leverage available to Azul as we recover our capacity.

▪	Immediate liquidity, including cash and equivalents, short-term investments, and receivables, ended the quarter at R$3.3 billion, and at R$3.8 billion including our option to upsize our convertible debenture. During the quarter, Azul generated R$552 million in cash inflows minus operating expenses, offset by payments made to lessors and suppliers, deleveraging and capital expenses to prepare for the recovery.

▪  Total liquidity, including long-term investments and receivables, maintenance reserves, and deposits, remained solid at R$6.3 billion, an increase of 10.9% compared to 1Q20.

▪  Brazil has been clearly impacted by the second wave of the COVID-19 pandemic, but it continues to make progress on the vaccine rollout with more than 50 million doses applied. Several cities and states are exiting lockdowns, which has already positively affected recent booking trends. In the last four weeks alone, bookings are up more than 40%, and we expect this trend to accelerate with further vaccine progress.

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First Quarter Results 2021

Management Comments

We are one year into the pandemic, and I continue to be extremely proud of how our crewmembers are taking care of each other and of our customers. Our culture and our positive energy have never been stronger. So I want to start by thanking each one of our crewmembers for everything they do for Azul.

During the quarter, Brazil was clearly impacted by the second wave of the COVID-19 pandemic. Daily case counts showed a steady increase, resulting in restrictive measures around the country in March. As a result, demand dropped and we quickly managed our capacity and liquidity in response.

We ended the quarter with solid liquidity, with R$3.3 billion in cash and R$3.8 billion including our option to upsize our convertible debenture. During the quarter, we generated R$552 million in cash inflows minus operating expenses and made R$785 million in payments to reduce debt and pay back deferrals, as well as R$317 million in investments such as capex and parts to prepare the fleet for the recovery. Our total liquidity reached R$6.3 billion including reserves and deposits but not including spare parts or other unencumbered assets like TudoAzul and Azul Cargo.

Our commitment to Brazil and its response to the pandemic is more important than ever. Azul was the first airline to publicly commit to transporting vaccines free of charge, and to-date we have flown millions of vaccines to every part of the country. In addition, we have transported vaccine supplies from Puerto Rico to Brazil, delivered 14 tons of intubation kits and anesthetics and over 150 tons of medical supplies. With Brazil’s largest domestic network, we will continue to do all we can to support Brazil in this effort.

We ended the first quarter with 109% of our domestic capacity compared to the first quarter of 2019, one of the few airlines in the world to surpass pre-pandemic levels. This is a direct result of our competitive advantages, which include our unique network, our fleet flexibility, and our strong exclusive markets. We continue to be the only airline flying in 80% of our routes, so our advantages are only getting stronger.

Our revenue performance was robust as well, with revenues increasing 2.4% compared to 4Q20. Compared to the first quarter of 2019, we recovered 72% of total revenue, one of the fastest revenue recoveries in the world.

I am especially excited about our cost performance. We have always said we would take this opportunity to completely review our cost structure. One example is maintenance, where most of our service checks are now performed in-house. As a result, even with 23% fewer ASKs, a 9.6% depreciation of the real and a fuel price increase of 6.3% year over year, our CASK remained at the same levels of 1Q20. Compared to 4Q20, CASK was down 5% quarter over quarter, again in spite of fuel price increases and the depreciation of the real.

Azul Cargo continues growing and outperforming every quarter, with another 62.8% increase in revenue year over year, in spite of 23% less capacity in our network. Our unique door-to-door logistics capabilities combined with the broadest network in the country gives us the ability to transform logistics in Brazil like no one else.

In addition to supporting Brazil in its pandemic response, we take our social responsibility very seriously. We witness every day how access to air service creates positive social impact to our destinations. Reinforcing our commitment to ESG, I am proud to say we have already recovered our network to more than 110 domestic destinations in Brazil, more than double any other airline in the country. This provides critical mobility to Brazilians, fostering regional development, creating jobs, stimulating trade and tourism and boosting economic recovery. Our Sustainability Report will be released in the upcoming weeks, and in it we will describe our efforts and commitments regarding all ESG matters.

While the pandemic challenges continue, Brazil has significantly ramped up its vaccine efforts, now averaging one million doses applied per day. In total, we now have more than 50 million doses applied, the fifth most in the world. Vaccines have been proven to reduce hospitalizations and deaths, and allow for the safe reopening of the economy. We know people want to travel, as we are seeing the results of pent-up demand in the United States and are confident the same will happen in Brazil. We are ready for the recovery and remain focused on delivering an experience worthy of the Best Airline in the World.

John Rodgerson, CEO of Azul S.A.

2

First Quarter Results 2021

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

¹ Adjusted for non-recurring items totaling R$31.8 million in 1Q21, R$143.2 million in 4Q20 and R$14.8 million in 1Q20. For more information, see page 10.

² Financial results adjusted for convertible debentures expenses.

³ EPS and EPADR adjusted for unrealized derivatives results, foreign currency exchange. One ADR equals three preferred shares (PNs).

3

First Quarter Results 2021

¹ Adjusted for non-recurring items

Operating Revenue

In 1Q21, Azul recorded operating revenues of R$1.8 billion, compared to R$2.8 billion in 1Q20, representing a decrease of 34.9% year over year, due to the reduction in 23.0% in capacity and 15.4% in RASK driven by the COVID-19 pandemic. Passenger revenue increased 4.5% quarter over quarter, showing a clear demand recovery particularly in the beginning of 1Q21.

Cargo and other revenue increased 52.9% compared to 1Q20, totaling R$228.2 million in 1Q21, mainly due to the 62.8% increase in cargo revenue driven by gains in all of Azul Cargo’s business segments, partially offset by lower demand for charters.

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First Quarter Results 2021

¹ Operating revenue adjusted for non-recurring items totaling R$49.1 million in 4Q20

² Operating expenses adjusted for non-recurring items totaling R$31.8 million in 1Q21, R$94.1 million in 4Q20 and R$14.8 million 1Q20. For more information, see page 10.

Operating Expenses

Total operating expenses decreased 22.4% or R$589.2 million year over year, mainly due to lower capacity-related expenses and cost reduction initiatives. The breakdown of our main operating expenses is as follows:

▪	Aircraft fuel decreased 21.8% year over year to R$597.7 million, mostly due to a 23.0% reduction in capacity and a 9.8% reduction in fuel burn per block hour as a result of our more efficient next-generation fleet, partially offset by a 6.3% increase in jet fuel prices.
▪	Salaries, wages and benefits decreased 13.3% year over year or R$63.6 million to R$414.5 million mainly due to our lower capacity and initiatives to increase productivity through process improvement, technology, and a leaner organization.
▪	Depreciation and amortization decreased 28.5% or R$136.9 million, driven by a reduction in the right-of-use asset as a result of lease contract modifications in 2020, which require us to recalculate the corresponding lease assets and liabilities.
▪	Landing fees decreased 26.0% or R$52.6 million in 1Q21 compared to the same period last year, mostly due to a 15.9% reduction in departures year over year, particularly in the international segment.
▪	Traffic and customer servicing expenses decreased 35.9% or R$48.5 million, mostly due to a 20.2% reduction in the number of passengers transported in 1Q21 compared to 1Q20, especially in the international segment, which has higher servicing costs per passenger.
▪	Sales and marketing decreased 21.3%, or R$23.3 million, mostly driven by a reduction of 39.8% in passenger revenue and fewer marketing campaigns, partly offset by an increase in cargo express shipments, which have higher commission fees.
▪	Maintenance materials and repairs decreased 25.4% or R$32.0 million, mostly driven by maintenance checks performed in-house and fewer maintenance events in the quarter.
▪	Other operating expenses decreased 19.7% year over year, mostly due to lower expenses as a result of capacity reduction, cost cutting initiatives and better negotiations with suppliers, partially offset by the depreciation of the Brazilian real.
5

First Quarter Results 2021

Non-Operating Results

¹Excludes convertible debentures expenses

Net financial expenses increased 96.2% or R$409.3 million compared to 1Q20, as a result of lease modifications and the corresponding increase in interest accrual, partially offset by a positive impact of currency depreciation on our TAP Bonds.

Derivative financial instruments resulted in a net gain of R$24.1 million in 1Q21 compared to a loss of R$1.3 billion in 1Q20. In the first quarter of 2020, a significant drop in oil prices caused a negative impact to our fuel hedge position.

As of March 31, 2021, Azul has hedged 11% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$1.6 billion, primarily due to the 9.6% end of period depreciation of the Brazilian real against US dollar, resulting in an increase in debts denominated in foreign currency.

Liquidity and Financing

Azul ended the quarter with R$3.3 billion in immediate liquidity, including cash, receivables and short-term investments. This represented 69% of our last twelve months’ revenue. Including our option to upsize our convertible debenture, our immediate liquidity would be R$3.8 billion. Total liquidity including deposits and maintenance reserves, and long term receivables was R$6.3 billion as of March 31, 2021. This does not include spare parts or other unencumbered assets like TudoAzul and Azul Cargo. We have no significant debt repayments in the next twelve months, and we also have no restricted cash nor minority interest in our subsidiaries.

Total debt increased 11.0% to R$19.4 billion compared to December 31, 2020, mostly due to the 9.6% end of period depreciation of the Brazilian real and the postponement of lease payments in the quarter.

6

First Quarter Results 2021

As of March 31, 2021, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 2.5 years, with an average interest rate of 5.7%. Average interest rate on local and dollar-denominated obligations were 6.1% and 5.6%, respectively.

¹ Considers the effect of hedges on debt, excludes convertible debentures given strike price considerably higher than current stock price.

The table below presents additional information related to our leases as of March 31, 2021:

Azul’s key financial ratios and debt maturity are presented below:

¹ Includes cash and cash equivalents, short-term and long-term receivables.

² Excludes convertible debentures given strike price considerably higher than current stock price.

7

First Quarter Results 2021

Non-aircraft debt amortization - as of March 31st (R$ million)

Fleet and Capital Expenditures

As of March 31, 2021, Azul had a total passenger operating fleet of 159 aircraft and a passenger contractual fleet of 178 aircraft, with an average aircraft age of 7.8 years. Excluding 14 Cessna aircraft, the average aircraft age is 6.3. At the end of 1Q21, the 19 aircraft not included in our operating fleet consisted of 11 aircraft subleased to TAP, 2 subleased to Breeze, 1 subleased to Minas Gerais and 5 aircraft in the process of exiting the fleet.

¹ Includes 14 aircraft subleased.

8

First Quarter Results 2021

Capex

Capital expenditures totaled R$217.9 million in 1Q21, compared to R$248.8 million in 1Q20, mostly due to engine overhaul events and the acquisition of spare parts and engines in the quarter.

9

First Quarter Results 2021

Non-Recurring Items Reconciliation

Non-recurring items totaling R$31.8 million in 1Q21 were recorded under other operating expenses consisting of expenses related to aircraft redeliveries (R$19.5 million) along with other one-time restructuring expenses (R$12.3 million) related to the COVID-19 pandemic.

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First Quarter Results 2021

Environmental, Social and Governance (“ESG”) Responsibility

Aviation is a key driver of sustainable development, bringing people, businesses and communities closer together. Safe, reliable, efficient and cost-effective air transport is an important component of a broader mobility strategy to foster development in an emerging market.

Azul serves more than 110 destinations in Brazil and is the sole airline in 184 routes of our 232 routes, providing an essential service to these communities. Each time Azul connects a new, previously isolated destination with other regions of the country, it contributes to the local development providing employment and stimulating trade and tourism, among other benefits.

Azul’s corporate social responsibility work also includes social projects, campaigns and volunteer programs, many of them tied to our activity. For example, in the last 12 months, we flew organs and doctors to support organ transplants, and also patients and relatives to Hospital do Amor, a cancer treating facility in the interior of São Paulo state.

Breast cancer awareness campaign Pink October is one of the causes defended by Azul, reaching more than two million customers and crewmembers every year. Azul also supports Operation Smile, an international nonprofit medical service organization providing cleft lip and palate repair surgeries to children worldwide, and Vaga Lume, an entity that supports communities along the Amazon River by collecting food, preparing meals, reading to children and teenagers, and offering library maintenance training to regional volunteers.

Other organizations supported by Azul includes Litro de Luz, which provides lighting to underprivileged communities by installing solar-powered lamps and light poles, and Teto Brasil, which connects volunteers and local communities to work together to improve housing conditions of families living in slums. Approximately two thousand crewmembers are enrolled in our volunteer programs, and many more volunteer independently. With their help, we continued to support nonprofit organizations focused on the development of the country, especially in the areas of health, education and infrastructure.

Respect for people is fundamental to building strong and lasting relationships. We take good care of our crewmembers by providing them with training, promotional opportunities, healthcare, and fostering equality, non-discrimination and diversity. For our customers, we offer a great customer experience including friendly, reliable and on-time service. We are continuously working to increase accessibility to our services.

We have the youngest fleet in the country and continue to make progress towards the long-term sustainability of our business by replacing older aircraft with next-generation, more fuel-efficient planes. Since we started our fleet transformation, we have reduced carbon emissions per ASK by 18%.

Azul complies with all environmental legislation relating to the protection of the environment, including waste disposal, use of chemical substances, and aircraft noise, and we require our suppliers to comply with environmental management system procedures and to allow technical audits to enforce compliance. In addition, Azul is the only airline in Brazil with an onboard recycling program.

Dialog and transparency are the foundation of Azul’s corporate governance structure. The Company adopts management procedures that comply with SEC and CVM requirements and seek to guarantee international standards of transparency.

Azul’s 2019 Sustainability report is available on our IR website, and the 2020 report will be released in May 2021. The following table presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

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First Quarter Results 2021

ESG KEY INDICATORS	1Q21	4Q20	%Δ
Environmental			
Fuel			
Total fuel consumed per ASK (GJ / ASK)	1,156.6	1,197.3	-3.4%
Total fuel consumed (GJ x 1000)	8,291	7,724	7.3%
Fleet			
Average age of operating fleet[1]	6.3	6.9	-8.7%
Social			
Labor Relations			
Employee gender: (%) male	59.1	58.6	0.9%
(%) female	40.9	41.4	-1.2%
Employee monthly turnover (%)	1.2	1.4	-14.3%
% of employee covered under collective bargaining agreements	100	100	0.0%
Number and duration of strikes and lockout (# days)	0	0	n.a.
Volunteers	1,801	1,804	-0.2%
Customer & Company Behavior			
Amount of legal and regulatory fines and settlements associated with anti-competitive practices	0	0	n.a.
Safety			
Number of accidents	0	0	n.a.
Number of governmental enforcement actions and aviation safety	0	0	n.a.
Governance			
Management			
Independent directors (%)	90.0	90.0	0.0%
Percent of board members that are women	10.0	10.0	0.0%
Board of directors average age	59	59	0.5%
Director meeting attendance (%)	88.7	88.2	0.6%
Board size	11	10	10.0%
Participation of women in leadership positions (%)	39.5	37.6	5.1%

.

¹ Excludes Cessna aircraft.

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First Quarter Results 2021

Conference Call Details

Thursday, May 6th, 2021

10:00 a.m. (EST) | 11:00 a.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 3181-8565 or +55 11 4210-1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012 or +55 11 2820-4012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers over 700 daily flights to more than 110 destinations. With an operating fleet of approximately 150 aircraft and more than 12,400 crewmembers. In 2020, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations	Media Relations
Tel: +55 11 4831 2880	Tel: +55 11 4831 1245
invest@voeazul.com.br	imprensa@voeazul.com.br

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First Quarter Results 2021

Balance Sheet – IFRS

(R$ million)	March 31, 2021	March 31, 2020	December 31, 2020
Assets	**15,192.5**	**18,816.9**	**15,794.5**
Current assets	4,562.8	3,572.5	5,417.4
Cash and cash equivalents	2,275.4	529.2	3,064.8
Short-term investments	10.6	738.1	91.8
Trade and other receivables	865.6	909.0	875.4
Sublease receivables	153.3	107.0	123.5
Inventories	454.2	380.2	402.6
Security deposits and maintenance reserves	275.3	368.6	318.5
Assets held for sale	-	51.9	-
Taxes recoverable	137.3	55.6	133.7
Derivative financial instruments	83.9	100.1	79.2
Prepaid expenses	148.1	192.4	136.4
Other current assets	159.1	140.5	191.6
Non-current assets	10,629.7	15,244.4	10,377.0
Long-term investments	903.3	937.2	854.5
Sublease receivables	220.9	238.0	189.5
Security deposits and maintenance reserves	1,574.6	1,836.6	1,235.6
Derivative financial instruments	263.3	643.6	349.1
Prepaid expenses	17.2	21.6	18.2
Taxes recoverable	-	327.7	-
Deferred income taxes	-	20.6	-
Other non-current assets	184.5	534.6	149.5
Property, equipment and right of use assets	6,279.0	9,595.5	6,410.4
Intangible assets	1,186.9	1,088.9	1,170.3
Liabilities and equity	**15,192.5**	**18,816.9**	**15,794.5**
Current liabilities	10,251.5	9,753.9	10,212.6
Loans and financing	524.5	1,874.8	858.3
Current maturities of lease liabilities	3,005.4	2,406.9	2,272.3
Accounts payable	2,386.8	2,109.4	2,396.5
Air traffic liability	2,308.9	1,693.1	2,488.9
Salaries, wages and benefits	413.2	383.4	400.4
Insurance premiums payable	63.1	38.1	52.4
Taxes payable	59.5	44.4	55.3
Federal tax installment payment program	13.3	13.5	13.4
Derivative financial instruments	116.3	310.4	173.8
Reimbursement to clients	237.8	-	221.3
Provisions	859.7	717.9	853.8
Other current liabilities	263.0	162.0	426.3
Non-current liabilities	**21,849.8**	**18,709.8**	**19,730.6**
Loans and financing	7,254.1	2,926.6	6,502.2
Long-term obligations under lease liabilities	11,134.7	13,446.3	10,248.5
Accounts payable	593.5	-	323.1
Derivative financial instruments	180.8	325.4	247.3
Federal tax installment payment program	105.5	117.2	108.5
Provision	2,260.4	1,656.4	1,988.7
Other non-current liabilities	320.8	237.9	312.4
Equity	**(16,908.8)**	**(9,646.7)**	**(14,148.7)**
Issued capital	2,289.3	2,245.1	2,267.0
Capital reserve	1,953.7	1,933.0	1,947.9
Treasury shares	(14.8)	(15.6)	(13.2)
Accumulated other comprehensive income (loss)	0.7	(142.2)	0.7
Accumulated losses	(21,137.7)	(13,667.0)	(18,351.1)

14

First Quarter Results 2021

Cash Flow Statement – IFRS

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First Quarter Results 2021

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

16

First Quarter Results 2021

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

17

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 6, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer